August 9, 2016

United States Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.E.,
Washington, D.C. 20549.

Attention: Andrew Mew

Re:        Fiat Chrysler Automobiles N.V.
Form 20-F for the Year Ended December 31, 2015
Filed February 29, 2016; File No. 001-36675

Dear Mr Mew:

On behalf of our client, Fiat Chrysler Automobiles N.V. (the “Registrant”), we are writing to respond to the letter, dated August 4, 2016 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 20-F (the “Annual Report”).

Form 20-F for the Year Ended December 31, 2015
Exhibit 99.1

1.
We note that in relation to the audited financial statements of FCA Bank S.p.A for the year ended December 31, 2015, the opinion paragraph in the report of the independent auditors refers to the year ended December 31, 2013, rather than December 31, 2015. In this regard, the opinion states that “in our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FCA Bank S.p.A. and subsidiaries at December 31, 2013, and the consolidated results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board”. Please revise the audit report so that the auditors opine on the audited financial statements for the year ended December 31, 2015.

Response: Exhibit 99.1 to the Registrant's Annual Report on Form 20-F has been amended to change the reference to “December 31, 2013” in the Independent Auditors Report for the financial statements of FCA Bank S.p.A to “December 31, 2015.” In discussions with FCA Bank and its independent auditors, we have confirmed that the referenced date was incorrect and included due to a transcription error. The amended Annual Report has been filed on Form 20-F/A on August 9, 2016.

United States Securities and Exchange Commission

The Registrant very much appreciates the Staff’s comment and acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the response may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email or facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

cc:        Kristin Shifflett
Claire Erlanger
(Securities and Exchange Commission)